Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 22, 2020

Dear Shareholder:

You are cordially invited to attend the 2020 Annual General Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Thursday, May 28, 2020, at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2020 Annual General Meeting of Shareholders and 2020 Proxy Statement describe the items to be considered by the shareholders at the meeting and contain certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our shareholders over the Internet. On or about April 22, 2020, we will begin mailing a Notice of Internet Availability of Proxy Materials to shareholders informing them that our 2020 Proxy Statement, 2019 audited consolidated financial statements and voting instructions are available online. As more fully described in that Notice, shareholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our shareholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2020 Annual General Meeting of Shareholders, 2020 Proxy Statement and proxy card or voting instruction card and 2019 audited consolidated financial statements will be sent to you.

Whether or not you are able to attend the 2020 Annual General Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on May 28th.

Sincerely,

Efstratios Georgios Arapoglou

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On Thursday, May 28, 2020

NOTICE IS HEREBY GIVEN that the 2020 Annual General Meeting (the “2020 Annual General Meeting”) of Shareholders of Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), will be held at 15:00 (3:00 pm) Greek local time, on Thursday, May 28, 2020, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

(1)	to re-elect two directors who retire by rotation;

(2)	to receive and consider the Company’s 2019 audited financial statements;

(3)

to appoint Ernst & Young (Hellas), Certified Auditors-Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to set their remuneration;

(4)	to approve the directors’ remuneration;

(5)	to approve a reverse share split of the Company’s 175,000,000 authorized common shares, $1.00 par value, at a ratio of one-for-five; and

(6)	to transact such other business as may properly come before the 2020 Annual General Meeting.

Copies of our audited consolidated financial statements are available at https://materials.proxyvote.com/G9108L and on the Company’s website at www.tenn.gr.

Only holders of record of the Company’s common shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 9, 2020 will be entitled to receive notice of, and to vote at, the 2020 Annual General Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election to our Board of Directors are Michael G. Jolliffe and Nicholas F. Tommasino.

You are cordially invited to attend the 2020 Annual General Meeting. Whether or not you expect to attend the 2020 Annual General Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2020 Annual General Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

April 22, 2020

IMPORTANT

WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2020 ANNUAL GENERAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 28, 2020

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), for use at the 2020 Annual General Meeting of Shareholders of the Company (the “2020 Annual General Meeting”) to be held at 15:00 (3:00 pm) Greek local time, on Thursday, May 28, 2020, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

VOTING METHODS

Internet Voting

Shareholders of record may vote by accessing the following website address: http://www.investorvote.com/TNP.

All street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

Shareholders of record may also vote by calling the following toll-free telephone number: 1-800-652-8683 within the United States and Canada from a touch tone telephone. Please follow the instructions provided by the recorded message.

If you are a street name holder, and you requested printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2020 Annual General Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2020 Annual General Meeting unless you bring with you a legal proxy duly executed by the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Michael G. Jolliffe and Nicholas F. Tommasino as directors, (2) for the approval of the Company’s 2019 audited financial statements, (3) for the appointment of Ernst & Young (Hellas) as the Company’s auditors for the fiscal year ending December 31, 2020 and to authorize the Audit Committee to set their remuneration, (4) for the approval of the directors’ remuneration, (5) for effecting a reverse share split of the Company’s 175,000,000 authorized Common Shares, at a ratio of one-for-five (the “Reverse Share Split”), and (6) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2020 Annual General Meeting.

Any shareholder who votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke its proxy or change its vote at any time before it is voted at the 2020 Annual General Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2020 Annual General Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by our Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2020 Annual General Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $15,000, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of record of the Company’s Common Shares as of the close of business on April 9, 2020 will be entitled to notice of, and to vote at, the 2020 Annual General Meeting or any adjournments thereof. On that date there were 95,673,076 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2020 Annual General Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of two shareholders of record will constitute a quorum at the 2020 Annual General Meeting.

VOTE REQUIRED

Assuming that a quorum is present at the 2020 Annual General Meeting, directors will be elected by a plurality of the votes cast at the 2020 Annual General Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2020 Annual General Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the approval of the Company’s 2019 audited financial statements; FOR Item No. 3, the appointment of Ernst & Young (Hellas), as the Company’s auditors and authorization of the Audit Committee to set their remuneration; FOR Item No. 4, the approval of the remuneration of the directors; and FOR Item No. 5, effecting a reverse share split of the Company’s 175,000,000 authorized Common Shares, at a ratio of one-for-five.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 9, 2020 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares; and

•	all of our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 95,673,076 Common Shares outstanding on April 9, 2020.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	15,815,021	16.53%
Redmont Trading Corp.(1)	3,690,007	3.86%
First Tsakos Investments Inc.(1)	12,125,014	12.67%
Kelley Enterprises Inc.(1)	7,600,007	7.94%
Marsland Holdings Limited(1)	4,525,007	4.73%
AY Tank Limited(3)	10,302,552	9.99%
Sea Consolidation S.A. of Panama(2)	6,700,000	7.00%
Methoni Shipping Company Limited(2)	5,975,000	6.25%
Kopernik Global Investors, LLC(4)	4,791,500	5.01%
Intermed Champion S.A. of Panama(2)	2,730,000	2.85%
All officers and directors as a group (11 persons)(5)	639,108	0.67%

(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on April 12, 2018 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.
(2)

According to the Schedule 13D/A filed on April 12, 2018 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos and information provided to us, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 6,700,000, 2,730,000, 5,975,000 and 15,613,000 Common Shares, respectively. According to the Schedule 13D/A, each of Panayotis Tsakos and Nikolas Tsakos, our president and chief executive officer, shares voting and dispositive control over the Common Shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such Common Shares. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)

Based upon the Amendment No. 1 to the Schedule 13G filed by AY Tank Limited, OMP AY Holdings Limited, Offshore Merchant Partners Asset Yield Fund, LP, OMP SICAV p.l.c. and HitecVision VI, LP on October 21, 2019 and information provided to the Company. Consists of 2,949,999 Common Shares previously issued to AY Tank Limited upon conversion of Series G Convertible Preferred Shares and 7,352,553 Common Shares issuable upon conversion of 2,615,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, giving effect to a 9.99% beneficial ownership limitation. According to the Amendment No. 1, each of OMP AY Holdings Limited, Offshore Merchant Partners Asset Yield Fund, LP, OMP SICAV p.l.c. and HitecVision VI, LP may be deemed to indirectly beneficially own such Common Shares. In calculating the amount of Common Shares beneficially owned by this shareholder, we treated as outstanding the number of Common Shares issuable upon conversion of this shareholder’s Series G Convertible Preferred Shares. The percentage beneficially owned by this shareholder reflects that the terms of the Series G Convertible Preferred Shares held by this shareholder prohibit the exercise thereof to the extent that such exercise would result in this shareholder’s beneficial ownership being greater than 9.99% of the Common Shares then outstanding. The 2,615,000 Series G Convertible Preferred Shares currently outstanding are convertible into an aggregate of 8,716,667 Common Shares, subject to this 9.99% ownership limitation.

(4)	Based solely upon the Amendment No. 2 to the Schedule 13G filed by Kopernik Global Investors, LLC on February 14, 2020.
(5)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 138,544, or 6.9%, of our outstanding Series C Preferred Shares, 306,271, or 8.9%, of our outstanding Series D Preferred Shares, 110,000, or 2.4%, of our outstanding Series E Preferred Shares, and 135,000, or 2.9%, of our outstanding Series F Preferred Shares as of April 2, 2020. Entities affiliated with Nikolas Tsakos own 140,000, or 7.0%, of our outstanding Series C Preferred Shares, and 35,000, or 0.8%, of our outstanding Series E Preferred Shares and 80,000, or 0.7%, of our outstanding Series F Preferred Shares as of April 2, 2020. Methoni owns 2,000, or 0.1%, of our outstanding Series C Preferred Shares, as of April 2, 2020. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2020. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2020.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares as of April 9, 2020.

As of April 9, 2020, we had 21 holders of record of our Common Shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 95,512,848 Common Shares representing approximately 99.83% of our outstanding Common Shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members. Under the Company’s Bye-laws, one-third (or the number nearest one-third) of the Board (with the exception of any executive director) retires by rotation each year.

Messrs. Jolliffe and Tommasino have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR RE-ELECTION

Nominee	Age(1)	Position	Director Since
Michael G. Jolliffe	70	Director	1993
Nicholas F. Tommasino(2)(3)	62	Director	2017

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since
Nikolas P. Tsakos	56	President and Chief Executive Officer, Director	1993
George V. Saroglou	55	Vice President, Chief Operating Officer, Director	2001
Efthimios E. Mitropoulos(2) Efstratios Georgios Arapoglou(3)	80 68	Director Chairman of the Board	2012 2010
Aristides A. N. Patrinos(2) Maria Vassalou(2)(3) Denis Petropoulos(2)	72 54 63	Director Director Director	2006 2016 2017

(1)	As of April 9, 2020
(2)	Member of the Corporate Governance, Nominating and Compensation Committee
(3)	Member of the Audit Committee

Nominees for Re-Election

The Board of Directors recommends that shareholders vote FOR each of the following nominees to the Board of Directors.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is a director of ColdHarbour Marine, a company manufacturing equipment for the marine industry. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 45 LPG carriers, three product carriers and one crude oil tanker. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

NICHOLAS F. TOMMASINO

DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services (“D&T”). With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, professional services firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (including Chairman) and chaired the D&T Executive Committee. He serves as a Trustee and Vice President of the Madison Square Boys and Girls Club. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College.

Directors Continuing in Office

The following directors will continue in office:

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 27 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organization “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is a consultant with an earlier career in International Capital Markets and Corporate & Investment banking and later in managing, restructuring and advising publicly listed Financial Institutions and

Corporates. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup; Chairman and CEO of the National Bank of Greece; Chairman of the Hellenic Banks Association; CEO of Commercial Banking at EFG Hermes Holding SAE. He is currently holding the following non-executive board positions: Chairman of Bank of Cyprus; Chairman of Titan Cement International; Independent board member of EFG Hermes Holding; Board member of Bank Alfalah Ltd., representing the International Finance Corporation (IFC). He is a member of the International Board of Advisors of Tufts University, Boston, MA., a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition and Patron of two international maritime organizations. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmö, Sweden.

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Visiting Scholar at New York University’s Center for Neural Science. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the board of directors of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the board of directors of Data Cubed, Inc. (since June 2016), a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the Energy Futures Initiative, and the translational medicine program of the University of Pittsburgh. He started his career as an Assistant Professor at the University of Rochester. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National

Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz.

MARIA VASSALOU, Ph.D

DIRECTOR

Prior to founding Vassalou Capital Management in 2019, Dr. Maria Vassalou was a Partner and Portfolio Manager at Perella Weinberg Partners, responsible for the Global Macro Business. Dr. Vassalou joined Perella Weinberg Partners from MIO Partners, a subsidiary of McKinsey & Company, where as a Portfolio Manager she managed a similar global macro investment strategy in a dedicated legal entity, and as Head of Asset Allocation she provided counsel on allocation for liquid assets within MIO’s portfolio. Prior to joining MIO, Dr. Vassalou was a Global Macro Portfolio Manager at SAC Capital Advisors, LP. She joined SAC from Soros Fund Management where she was responsible for global quantitative research, as well as the development and management of global quantitative trading strategies. Prior to her career in asset management, Dr. Vassalou was an Associate Professor of Finance at Columbia Business School which she joined in 1995 and where she established many of the investment principles she employs today. Dr. Vassalou is a Past President of the European Finance Association and was the Chair of the 2008 European Finance Association Meetings. A Research Affiliate of the Centre for Economic Policy Research (CEPR) in London for many years, Dr. Vassalou is a past member of the Academic Advisory Board of the Vienna-based Guttmann Center of Competence in Portfolio Management. Her research focus has been on the interrelation of the macro economy and financial markets with applications in hedge fund strategies. A frequent speaker to both academic and practitioner-oriented seminars and conferences, Dr. Vassalou has published in leading academic journals, such as the Journal of Finance, Journal of Financial Economics, Journal of Financial and Quantitative Analysis, Journal of Business, Journal of International Money and Finance, and the Journal of Economic Dynamics and Control. While she was on the faculty of Columbia University, she also served as a consultant to many premier hedge funds and asset management institutions in the U.S. and Europe. Dr. Vassalou serves on the Board of Directors of Titan Cement International SA (EBR: TITC), and is an Overseer of The Gennadius Library, American School of Classical Studies at Athens. Dr. Vassalou received a Bachelor of Arts in Economics from the University of Athens and she holds a PhD in Financial Economics from London Business School.

DENIS PETROPOULOS

DIRECTOR

Denis Petropoulos is the current Chairman of the Baltic Exchange, headquartered in London, UK. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H. Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC, as it is known today, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2017 heading up the company’s expanding operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder. He presently sits on INTERTANKO’s Associate Members’ Committee. Educated at Westminister School, London, and University of Surrey, UK.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	56	President and Chief Executive Officer
George V. Saroglou	55	Vice President and Chief Operating Officer
Paul Durham	69	Chief Financial Officer and Chief Accounting Officer
Vasileios Papageorgiou	73	Chief Marine Officer

Biographies for Messrs. Tsakos and Saroglou are set forth under “Directors Continuing in Office” above.

PAUL DURHAM

CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our Chief Marine Officer. He monitors our fleet’s technical and operational performance. In addition, he heads the newbuilding section and technically led the recent successful large scale fleet expansion and renewal plan. For the past 15 years Mr Papageorgiou has overseen the construction of more than 104 vessels of diverse type and range, amongst them DP Shuttle tankers and LNG vessels. He has an extended technical academic background, holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management and Economics. Mr. Papageorgiou initiated his career 50 years ago, being employed for a period of 5 years in the Greek ship and repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard and Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980, Mr. Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship and Engine Surveyor in the Far East area (Korea, Japan, China, Hong Kong, Philippines). He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for the first time by an Engineer of Greek nationality. Successively, in 1990, Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans and Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

CORPORATE GOVERNANCE

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2019, we had nine directors on our Board. Under our Bye-laws, one third (or the number nearest to one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves). From the current directors, Messrs. Jolliffe and Tommasino have been selected to stand for re-election at this year’s Annual General Meeting.

During the fiscal year ended December 31, 2019, the full Board held four meetings, of which three were in person and one by teleconference. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2019, except for two directors, who attended at least 75% of such meetings.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Tommasino, Arapoglou, Mitropoulos and Petropoulos and Drs. Patrinos and Vassalou) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specify standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under SEC rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2019 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2020. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Corporate Governance” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Business Development and Capital Markets Committee and an Operational, Safety and Environmental (“OSE”) Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Tommasino and Arapoglou and Dr. Vassalou, each of whom is an independent director. Mr. Tommasino serves as the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2019. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	discussing compliance with accounting standards and any proposals which the external auditors have made regarding the Company’s accounting standards with the external auditors;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection;

•	overseeing general compliance with related regulatory requirements;

•

overseeing the executive management’s identification and assessment of risks that the Company faces and the establishment of a risk management structure capable of addressing and mitigating those risks;

•

overseeing the division of risk-related responsibilities among each of the Board committees as clearly as possible and performing a gap analysis to confirm that the oversight of any risk is not missed;

•	in conjunction with the full Board, approving the Company-wide risk management program; and

•	assessing whether the Company’s technical and commercial managers have effective procedures for managing risks.

The Board of Directors has determined that each of Messrs. Tommasino, Arapoglou, and Dr. Vassalou, whose biographical details are included herein, qualifies as an “audit committee financial expert” under current SEC regulations.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino and Petropoulos and Drs. Patrinos and Vassalou, each of whom is an independent director. Dr. Patrinos serves as the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management;

•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;

•

implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;

•	determining the compensation of the non-executive directors, determining and administering the Company’s long-term incentive plans, including any equity-based plans and grants under them; and

•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

During 2019, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Saroglou and Tsakos and Dr. Vassalou. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

Operational, Safety and Environmental Committee

The current members of the Operational, Safety and Environmental Committee are Messrs. Jolliffe, Mitropoulos and Papageorgiou and Dr. Patrinos. Mr. Mitropoulos is Chairman of the committee. The primary role of the OSE Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessels and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessels and contribute to a better environment.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance,

Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•

The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•

Any proposal that a shareholder intends to present at the 2021 Annual General Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 15, 2020 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2021 Annual General Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, notice must be received by the Company at its principal executive offices no later than March 30, 2021. Use of certified mail is suggested.

To enable directors to attend the Annual General Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual General Meeting. In 2019, all but one of the directors in office prior thereto and continuing in office thereafter attended the Annual General Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2019, the aggregate cash compensation of all of the members of the Board was $630,000 per the following annual fee schedule which was approved by the shareholders of the Company on May 30, 2019:

•	Service on the Board - $60,000

•	Service on the Audit Committee - $20,000

•	Service on the Business Development and Capital Markets Committee - $10,000

•	Service on the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Audit Committee - $30,000

•	Service as Chairman of the Business Development and Capital Markets Committee - $30,000

•	Service as Chairman of the Board - $40,000

No fees are paid for service solely as a member of the Corporate Governance, Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

We do not propose any changes to the fee schedule set forth above for 2020. In Item No. 4, the Board recommends that the shareholders re-approve such fee schedule to be payable to non-management directors for the year ending December 31, 2020.

Management Company

Tsakos Energy Management Limited (“Tsakos Energy Management”), under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. We paid Tsakos Energy Management management fees of $20.2 million in 2019.

From the management fee we pay it, Tsakos Energy Management pays Tsakos Columbia Shipmanagement S.A. (“TCM”), a joint venture between Tsakos Shipping & Trading S.A. (“Tsakos Shipping”) and Columbia Shipmanagement Ltd, a management fee for its services as technical and operational manager of most of the vessels in our fleet. We prepay or reimburse TCM at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2019, outstanding advances to TCM amounted to $20.1 million and there was an amount due to Tsakos Shipping of $1.4 million for the commercial management services they provide. In 2018, an additional amount of $2.0 million was paid in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training.

In 2019 and 2018, we paid Tsakos Energy Management an incentive award of $0.5 million and $0.95 million, respectively.

Management Agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years that renews annually. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, either party may terminate the management agreement under certain circumstances, including the following:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by Tsakos Energy Management, for a continuous period of two months, materially to perform its duties because of certain events of force majeure.

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2019 would have resulted in a payment of approximately $172.7 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Papageorgiou serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, and Chief Marine Officer, respectively. Such individuals are compensated by our manager, and, except for the equity compensation discussed below and the compensation paid to Mr. Papageorgiou for service on the OSE Committee, are not directly compensated by the Company. Although he is not a member of the Board, our Chief Marine Officer, Mr. Papageorgiou serves on the Operational, Safety and Environmental Committee and receives the same $10,000 per annum cash compensation for service on such committee as is paid to non-executive members of the Board serving thereon.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 2,000 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2019.

Share Ownership

The Common Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

At the 2012 Annual Meeting of Shareholders, our shareholders approved a share-based incentive plan (the “2012 Plan”). This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2012 Plan is to provide a means to attract, retain, motivate and reward the persons whose performance of administrative, commercial, management, technical and maritime services are important for the Company by increasing their ownership in our Company. Awards under the 2012 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options. In 2017, 110,000 RSUs were issued to the non-executive directors of the Company, which vested immediately. In 2016, 87,500 RSUs were also issued to the non-executive directors of the Company, which vested immediately. In 2018 and 2019, no RSUs or other awards were issued.

As of December 31, 2019, there were no outstanding (non-vested) RSUs.

Total stock compensation expense recognized for the year ended December 31, 2019 and 2018 was $nil and for the year ended December 31, 2017 was $0.5 million.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion and Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Aristides A.N. Patrinos – Chairman

Efstratios Georgios Arapoglou – Member

Efthimios E. Mitropoulos – Member

Nicholas F. Tommasino – Member

Maria Vassalou – Member

Denis Petropoulos – Member

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE and that Nicholas F. Tommasino, Efstratios Arapoglou and Maria Vassalou each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Corporate Governance section of the Company’s website at http://www.tenn.gr. In accordance with this charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibility relating to the integrity of the Company’s financial statements and system of internal controls. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s Management team has the primary responsibility of the financial statements and the reporting process, including the system of internal controls. The Audit Committee assists the Board in its general oversight of the Company’s financial reporting processes. Specifically, the Audit Committee:

•

Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2019, with Company management and Ernst & Young (Hellas), its Independent Auditors.

•

The Committee also reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Chief Financial Officer certify the information contained in its quarterly and annual filings.

•

Discussed with Ernst & Young (Hellas) the matters required to be discussed by the Public Company Accounting Oversight Board. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters.

•

As part of its review of audit matters, the Audit Committee supervises the relationship between the Company and its independent public accountants, including: having responsibility to recommend to the Board for Shareholder approval the selection, compensation and retention of the independent public accountants; approving the nature and type of their services; approving their audit and non-audit services; reviewing the plan for and the results of the annual audit and quarterly reviews of the Company’s Consolidated Financial Statements; and confirming their independence. The Audit Committee has evaluated Ernst & Young (Hellas)’s qualifications, performance and independence, including that of the lead audit partner. As part of the engagement process, the Audit Committee considers whether to rotate the independent public accountants. The Audit Committee has recommended to the Board that the Shareholders approve the selection of Ernst & Young (Hellas) as the Company’s independent public accountants for the year 2020.

During the year 2019, the Audit Committee held four meetings, of which three were in person. During such in person meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Director of Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2019 and audit plans for 2020. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2019 for filing with the SEC and presentation to the Company’s shareholders.

THE AUDIT COMMITTEE

Nicholas F. Tommasino – Chairman

Efstratios Arapoglou – Member

Maria Vassalou – Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Exchange Act.

This Proxy Statement also includes references to our website address. This website is intended to provide inactive, textual references only. The information on this website is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2019 and December 31, 2018 and has served in such capacity since 2002.

Principal Accounting Fees and Services

An aggregate amount of Euro 719,250 was billed and accrued for fiscal year 2019 relating to fees for audit services performed by Ernst & Young (Hellas), Athens, Greece. In 2018, an aggregate amount of Euro 680,000 was billed and accrued for fiscal year 2018 relating to fees for audit services. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2019,

together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2020 Annual General Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 – APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO DETERMINE THEIR REMUNERATION

The Audit Committee of the Board has recommended that the Company’s shareholders appoint the firm of Ernst & Young (Hellas), Athens, Greece, independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2020.

The Board, acting on the recommendation of the Audit Committee, recommends this Item No. 3 and that the Company’s shareholders appoint Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2020 and authorize the Audit Committee to set their remuneration.

ITEM NO. 4 – REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our executive officers or to our directors who are executive officers. For the year ended December 31, 2019, the aggregate cash compensation of all of the members of the Board was $630,000. The annual fee allocation for directors was last approved by the shareholders of the Company on May 30, 2019.

The Board recommends that the shareholders approve the fee schedule for non-management directors in 2020 as set forth in this Proxy Statement under the section “Compensation Discussion and Analysis–Board Compensation”.

ITEM NO. 5 – REVERSE SHARE SPLIT OF THE COMPANY’S 175,000,000 AUTHORIZED COMMON SHARES, $1.00 PAR VALUE, AT A RATIO OF ONE-FOR-FIVE

The Board deems it advisable that the Company implement a reverse share split of the 175,000,000 authorized Common Shares, at an exchange ratio of one-for-five (the “Reverse Share Split”). Except as described below with respect to fractional shares, on the effective date of the Reverse Share Split, every five (5) authorized Common Shares, including Common Shares issued and outstanding immediately prior thereto, will be automatically and without any action on the part of the shareholders, combined, converted and changed into one new Common Share.

Reasons for the Possible Reverse Share Split

The Board anticipates that a reverse share split would increase the trading price of the Common Shares on the New York Stock Exchange. The Board also believes that the increased trading price of our Common Shares could improve the marketability and liquidity of our Common Shares and encourage interest and trading in our Common Shares. A reverse share split could allow a broader range of institutions to invest in our Common Shares (namely, funds that are prohibited from buying shares whose price is below a certain threshold), potentially increasing trading volume and liquidity of our Common Shares. A reverse share split could help increase analyst and broker interest in our Common Shares as their policies can discourage them from following or recommending companies with low share prices. Because of the trading volatility often associated with low-priced shares, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers. Some of those policies and practices may make the processing of trades in low-priced shares economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares, a low average price per Common Share can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

If the shareholders approve the resolution, the Reverse Share Split will become effective as of the open of business on June 1, 2020.

The Board recommends that the shareholders of the Company approve the following resolution to effect the Reverse Share Split:

RESOLVED, to approve a reverse share split (the “Reverse Share Split”) of the 175,000,000 authorized Common Shares, $1.00 par value per common share, of Tsakos Energy Navigation Limited whereby each five (5) Common Shares will be consolidated into and become one (1) Common Share, $5.00 par value per Common Share, subject to the payment of cash in lieu of fractional Common Shares; with such Reverse Share Split to be effective as of the open of business on June 1, 2020.

Effective Date

If the Company’s shareholders approve the resolution to effect the Reverse Share Split, the Reverse Share Split will become effective as of the open of business on June 1, 2020, with respect to which the Company will provide prior notice to the New York Stock Exchange. Except as explained below with respect to fractional shares, on the effective date of the Reverse Share Split, every five (5) authorized Common Shares, including Common Shares issued and outstanding immediately prior thereto, will be automatically and without any action on the part of the shareholders, combined, converted and changed into one new Common Share.

Fractional Shares

No fractional Common Shares will be created or issued in connection with the Reverse Share Split. Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the Reverse Share Split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price per Common Share on the New York Stock Exchange on the last trading day prior to the effective date of the Reverse Share Split, as adjusted for the Reverse Share Split as appropriate or, if such price is not available, a price to be determined by our Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Odd Lots

The Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Common Share and Par Value

The Reverse Share Split will not result in a change in the authorized share capital of our authorized Common Shares, which will remain $175,000,000. The pre-split 175,000,000 authorized Common Shares, $1.00 par value per share, will become 35,000,000 authorized Common Shares, $5.00 par value per share. Accordingly, the Reverse Share Split would not provide the Company with additional Common Shares available for issuance.

Accounting Consequences

The $175,000,000 authorized share capital of the Company related to common shares would remain unchanged after the Reverse Share Split. As a result, the stated capital on our balance sheet attributable to the Common Shares will be unchanged as a result of the Reverse Share Split. Net income or loss and net book value per Common Share will be increased because there will be fewer Common Shares outstanding. We will reclassify prior period per share amounts for the effect of the Reverse Share Split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the Reverse Share Split.

Material U.S. Federal Tax Consequences of the Reverse Share Split

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the Reverse Share Split.

The Reverse Share Split is intended to constitute a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the Reverse Share Split so qualifies, for U.S. federal income tax purposes:

•	A U.S. Holder should not recognize any gain or loss on the Reverse Share Split (except for cash, if any, received in lieu of a fractional Common Share);

•

The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the Reverse Share Split, including any fractional Common Shares not actually received, should be equal to the aggregate tax basis of such holder’s Common Shares surrendered in the exchange;

•	The U.S. Holder’s holding period for the Common Shares received pursuant to the Reverse Share Split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•

Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the Reverse Share Split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the Reverse Share Split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Share Split

As soon as practicable after the effective date of the Reverse Share Split, the Company’s shareholders will be notified that the Reverse Share Split has been effected. The Company expects that its transfer agent, Computershare Trust Company, N.A, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new share certificates will be issued to shareholders, and any shareholder submitting a share certificate will receive uncertificated Common Shares in return. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding their Common Shares in book-entry form with the transfer agent need not take any action to receive post-split Common Shares or cash payment in lieu of any fractional interest, if applicable. If a shareholder is entitled to post-split Common Shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of Common Shares held following the Reverse Share Split.

Banks, brokers or other nominees will be instructed to effect the Reverse Share Split for their beneficial holders holding Common Shares in “street name”. However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Reverse Share Split and making payment for fractional Common Shares. If a shareholder holds Common Shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

***

Approval of the resolution requires that the number of votes cast in favor of the resolution exceeds the number of votes cast in opposition to the action, whether in person or by proxy.

The Board recommends that the shareholders approve the resolution to effect the Reverse Share Split of the Company’s authorized Common Shares at a ratio of one-for-five.

ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

The Company’s Annual Report on Form 20-F and its audited consolidated financial statements for the fiscal year ended December 31, 2019, are available at www.proxyvote.com and on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2019, please contact the Company by telephone at +30 210 94 07 710, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

George V. Saroglou

Chief Operating Officer

April 22, 2020